FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

                           For the month of April 2002

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           Gemplus International S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X    Form 40-F
                                      ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                   Yes       No  X
                                       ---      ---

                                  Gemplus Logo

             -----------------------------------------------------
            |                        PROXY                        |
            |                       for the                       |
            |                   GENERAL MEETING                   |
            |                                                     |
            |                   OF SHAREHOLDERS                   |
            |                                                     |
            |              GEMPLUS INTERNATIONAL S.A.             |
            |                                                     |
            | held on 15th May 2002 or an any adjournment thereof |
             -----------------------------------------------------


I, THE UNDERSIGNED _____________________________________________________________

Domiciled          _____________________________________________________________


a shareholder of _________________________ shares in GEMPLUS INTERNATIONAL S.A. (the "Company")



hereby appoint, instruct and authorise __________________________________,
(failing whom the Chairman of the Company or the Chief Executive Officer of the Company or the Chairman of the General Meeting of Shareholders, as the case may be, each acting alone and with full power of substitution)


to attend the General Meeting of Shareholders of the Company held on 15th May 2002 (or any reconvened meeting thereof) and vote on my behalf on the agenda set out below. IN CASE NO INDICATION IS GIVEN IN THE BOXES PROVIDED BELOW, YOU MAY DEEM THE VOTES TO BE EXPRESSED "FOR".

                         GENERAL MEETING OF SHAREHOLDERS
                                of 15th May 2002

                                     AGENDA

(1) to ratify the decision of the annual general meeting held on 17th April, 2002 to increase the number of board members by adding a thirteenth board member;

        [ ]      For
        [ ]      Against
        [ ]      Abstention

(2) to ratify the appointment of David Bonderman, Founding Partner of Texas Pacific Group, as a board member for a two year period to end at the annual general meeting deciding on the 2003 accounts;

        [ ]      For
        [ ]      Against
        [ ]      Abstention

(3)  miscellaneous.

        [ ]      For
        [ ]      Against
        [ ]      Abstention





Given on.....................2002



                               Signed : _____________________________________

                               Individual shareholder:
                               Name :...........................................
                               .................................................

                               Corporate or entity shareholder:
                               Name:............................................
                               .................................................

                               For and on behalf of the above shareholder by :

                               Name of signatory (ies):.........................
                               .................................................

                               Title of signatory(ies):.........................
                               .................................................

                                  Gemplus Logo
--------------------------------------------------------------------------------

                                            To be sent on April 24 at the latest

          ===========================================================

                            CONVENING NOTICE FOR THE
                         GENERAL MEETING OF SHAREHOLDERS

                                OF 15TH MAY, 2002
                          OF GEMPLUS INTERNATIONAL S.A.
                                 (the "Company")

          ===========================================================


Dear Shareholders,

You are hereby convened to the

                         General Meeting of Shareholders
                                 of the Company

                            which will take place on:

                       Wednesday 15th May 2002 at 11.00 AM
                               at the Hotel Royal
                    12, Boulevard Royal, L - 2449 Luxembourg



The agenda of the general meeting is as follows:


(1) to ratify the decision of the annual general meeting held on 17th April, 2002 to increase the number of board members by adding a thirteenth board member;

(2) to ratify the appointment of David Bonderman, Founding Partner of Texas Pacific Group, as a board member for a two year period to end at the annual general meeting deciding on the 2003 accounts;

(3)  miscellaneous.

Participation at the meeting and the right to vote is restricted to shareholders. Shareholders must, therefore, be able to prove that they are shareholders as of the date of the meeting in order to attend.

If the shareholder's shares are registered in the register of shareholders

Each shareholder inscribed in the shareholder register (or his or her legal representative) will be able to attend the meeting or to be represented at such meeting.


If the shareholder's shares are held through a clearing system

Shareholders who hold their shares through a clearing system need to contact their bank or stockbroker in order to receive a certificate - either from their bank or stockbroker or from the French correspondant of their bank or stockbroker - confirming the identity of the shareholder, shareholder status, number of shares held and the blocking of such shares until after the meeting. The certificate must further state that the relevant shares are held through Euroclear France. Shareholders must then deliver such certificate to the CREDIT COMMERCIAL DE FRANCE, Service Assemblees GEMPLUS INTERNATIONAL S.A., Avenue Robert Schuman - B.P. 2704, 51051 REIMS CEDEX France, Telephone number : + 33 3 26 09 86 26, Fax number : + 33 3 26 09 89 97 by 5 p.m. Luxembourg time on Monday 13th May 2002 in order to have an admission card which the CREDIT COMMERCIAL DE FRANCE will make available for such shareholders at the meeting. Alternatively such shareholders can instruct their bank or stockbroker to have their shares transferred out of Euroclear France and be inscribed in the shareholder register in their personal name.


Shareholders (whether registered in the register of shareholders or holding their shares through a clearing system) may also vote by proxy. A proxy form is available at the CREDIT COMMERCIAL DE FRANCE, Service Assemblees GEMPLUS INTERNATIONAL S.A., Avenue Robert Schuman - B.P. 2704, 51051 REIMS CEDEX France, Telephone number : + 33 3 26 09 86 26, Fax number : + 33 3 26 09 89 97 . In the event a shareholder wishes to vote by proxy he or she has to request a proxy form and complete and sign such proxy form and return it (in the case the shares are held through a clearing system, together with the certificate referred to above) by fax to (+ 33 3 26 09 89 97) and by mail to Gemplus International S.A. c/o CREDIT COMMERCIAL DE FRANCE, Service Assemblees GEMPLUS INTERNATIONAL S.A., Avenue Robert Schuman - B.P. 2704, 51051 REIMS CEDEX France ). In order to be included in the votes, the proxy (and as the case may be, the certificate) must be received by 5 p.m. Luxembourg time on Monday 13thMay, 2002. The proxy will only be valid if it includes the shareholder's or his or her legal representative's first name, surname, number of shares held and official address, and signature. Shareholders should note that CREDIT COMMERCIAL DE FRANCE may not be named as proxyholder.


The general meeting can be validly held whatever the number of shares present or represented at such meeting and resolutions shall be validly adopted at such general meeting if approved by a simple majority of the shares present or represented.


Luxembourg, 24th April, 2002

                                           Sincerely yours,


                                           Gemplus International S.A.
                                           The Board of Directors


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  April 26, 2002

                                         GEMPLUS INTERNATIONAL S.A.


                                         By: /s/ Stephen Juge
                                             ----------------------------------
                                         Name:  Stephen Juge
                                         Title: Executive Vice President and
                                                General Counsel